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April 11, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0308
Attn:    Larry Spirgel, Assistant Director
         Mail Stop: 3561

         RE:  Source Interlink Companies, Inc. (File No. 001-13437)
              Form 10-K for Fiscal Year Ended January 31, 2005 (filed April 18,
              2005)
              Form 10-Q for Quarter Ended October 31, 2005 (filed December 12,
              2005)

Dear Mr. Spirgel:

This letter is written in response to the Staff's letter of comment dated April 7, 2006 (the "Comment Letter") to Mr. Marc Fierman, Chief Financial Officer of Source Interlink Companies, Inc. (the "Company") with respect to the above-captioned reports filed by the Company under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For ease of reference, the response in this letter has been keyed to number assigned to comment in the Comment Letter.

COMMENT 1:

Please refer to prior comment 3. Based on your response, we continued to believe that your publisher and vendor lists are not indefinite-lived intangible assets under paragraph 11(e) of FAS 142. The economic factors of your business appear to limit the useful life of your publisher and vendor lists. Your Form 10-K discloses that you business units face significant competition and you may be impacted by the consumers' shift from physical media to digital downloading and other delivery methods. Also, your response states the following:

         - you have not historically had contracts with any of your major record labels, film studios or magazine publishers;

         - there are no penalties on vendors of publishers for terminating their relationships with you;

         - the major record labels and film studios are increasingly competing with you in the large retail chain market and it is conceivable that magazine publishers may enter into the magazine distribution business; and

         - recent technological advances, such as the Internet, have affected your business.

RESPONSE:

HISTORY

Prior to acquisition of Alliance Entertainment Corp., we were trying to develop relationships with many of the major record labels and film studios, as we were developing a program to place CDs and DVDs at the front end of the checkout, primarily at mainstream grocery chains. We, however, had no success in developing these relations as the major studios and record labels were reducing the number of distributors that are authorized to sell their product. Additionally, we were not able to buy or lease from an authorized distributor their rights to distribute. This is due to the fact that the rights to distribute product are granted by vendors based upon a relationship. Neither these rights, nor the relationship, can be transferred from one distributor to another. Ultimately, we concluded that the only way we could obtain a relationship with these vendors was to buy an entity that had existing relationships. This led to our decision to acquire the entire Alliance Entertainment business.

As we stated in our prior responses, we have established trade and credit terms with our suppliers. As is common in this industry, however, we have not historically had contracts with any of our major record labels, film studios or magazine publishers. As such, there are no penalties on vendors or publishers for terminating their relationships with us, nor any prohibition on them from selling their products directly to our customers. Historically, the trade terms with our major record labels, film studios, and magazine publishers have not materially changed.



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ANALYSIS

Upon further consideration of the issue that you raise, we have concluded that a more fundamental question is whether the vendor and publisher lists, or vendor relationships, meet the definition of an intangible asset apart from goodwill.

Paragraph 39 of FAS 141 states: "An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of this Statement, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability."

Therefore, in order for an asset to be recognized separate and apart from goodwill it has to 1) arise from contractual or other legal rights, even if the asset is not separable or 2) be separable, that is, capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged.

NOT CONTRACTUAL As discussed above, we have not historically had contracts with any of our major record labels, film studios or magazine publishers. The relationships with these suppliers are essential to us continuing to provide our retailers with a full-line of home entertainment products and, in some cases, the relationships are over 50 years old and have never been evidenced by contracts or other legal rights. Therefore, the first criterion of FAS 141 paragraph 39 is not met.

NOT SEPARABLE In order to understand the separability of these assets, one must understand their nature.

In our Forms 10-Q, we have characterized these assets as vendor and publisher lists. However, upon closer review, we do not believe that this characterization adequately expresses the nature of these assets. A vendor list is a grouping of names and addresses and other important information about providers of a product to a company. Such a list of major film studios and record labels is worthless. Everyone knows their names and can find them in the phonebook. Before the acquisition of Alliance, Source Interlink knew the names and telephone numbers and contacted the major studios and labels, but was unable to make any headway in establishing relationships with them.

It is not the list of vendors that we acquired with Alliance that has value, but rather the relationships with the vendors that Alliance and its employees have worked over the last 50 years to create. That is, we acquired the cumulative business product produced by the expenditure of time, money, and effort during the last 50 years. We acquired relationships that are interwoven into the very fabric that makes Alliance. It is built into the software that it programs and the employees that answer phones, and the distribution centers, and the corporate culture. In fact, at the time of the acquisition, Source Interlink had to meet, either telephonically or in-person, with many of the major record labels and film studios to assure them that, even under new ownership, Alliance would continue to be the same good and reliable business partner they had grown to trust.

As we noted above, Source Interlink Companies, Inc. was not able to buy, lease, have transferred, license, rent, or exchange from an authorized distributor their rights to distribute music and film physical media. Therefore, we had to acquire the entire business in order to obtain these relationships. We believe that the vendor relationships are not separable from the business itself and can not be sold, leased, etc. to a third party due to the reasons addressed above. To the best of our knowledge, there has never been a transaction recorded that has allowed two parties to exchange vendor relationships in the industries in which we operate. Two willing parties could not separate and transact the vendor relationships as these relationships are not evidenced by contracts and therefore they would have no legal right to do so.

In addition, we recognized customer lists and other intangible assets in excess of $94 million apart from goodwill at acquisition, and have recognized $6.5 million in amortization expense on these assets during the fiscal year ended January 31, 2006. These customer lists have value. They arise from mostly contractual rights, and can be separated from the business and sold, transferred, licensed, rented, or exchanged. However, at acquisition we did not recognize our customer relationships apart from


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goodwill. These relationships result from superior customer service personnel and infrastructure and unlike the customer lists, cannot be separated from the business and separately sold, transferred, licensed, rented, or exchanged.

Paragraph 39 of FAS 142 also states that an asset can be considered separable if it can be sold with a related asset or liability. We contend that even in this light, the vendor relationships cannot be separated from the business, because the asset to which it is linked is the entire basket of assets (tangible, intangible, and human) that is the business.

NATURE OF GOODWILL In Statement 141, Appendix B paragraph 101, the Board notes that many respondents referred to goodwill as, a special type of asset--one that cannot be separated from the other net assets of an entity.

The third component of goodwill as defined in Statement 141, paragraph 102 of Appendix B, is as follows:

The fair value of the "going-concern" element of the acquired entity's existing business. The going-concern element represents the ability of the established business to earn a higher rate of return on an assembled collection of net assets than would be expected if those net assets had to be acquired separately. That value stems from the synergies of the net assets of the business, as well as from other benefits (such as factors related to market imperfections, including the ability to earn monopoly profits and barriers to market entry--either legal or because of transaction costs--by potential competitors).

Alliance purchases product from vendors and sells product to customers. The essential mechanism by which it is able to conduct that business is through the relationships it has built over the last 50 years. The fair value of those relationships represents a great deal of the value of the business. These relationships are the mechanism by which Alliance can earn a higher rate of return on its assembled collection of net assets than would be expected if a person were to acquire the assets separately. Because those relationships are neither contractual nor separable, they are embedded in goodwill.


CONCLUSION

While we initially included the vendor relationships under the heading of indefinite lived intangibles in our Forms 10-Q, we believe that, in hindsight, these amounts are more appropriately classified as goodwill.

Therefore, we propose to reclassify the values initially ascribed to indefinite-lived intangible assets to goodwill and restate the quarterly segment financial information footnote to our Consolidated Financial Statements as filed on Form 10-Q for the quarterly periods ended April 30, 2005, July 31, 2005, and October 31, 2005 within the selected quarterly data footnote to the Consolidated Financial Statements to be included in our Form 10-K required to be filed with Commission on or before April 17, 2006.

In reaching our original conclusion to classify these assets as indefinite lived intangible assets, we relied upon our outside valuation expert's report that ascribed a value and an indefinite useful life to these assets. However, upon consultation with this expert due to the Commission's comment, we have learned that his intention was never to suggest that these assets were separable from the business, nor that they should have been recognized apart from goodwill. Rather, his intention was to ascribe a value to a large component of the goodwill for internal purposes. This is permitted under FAS 141.

We believe that the misstatement arising from this error is immaterial to the users of our financial statements. SAB 99 indicates that materiality cannot be measure in a purely quantitative manner. The Company has considered qualitative and quantitative indicators of materiality in making its determination that the results of this error are not material, such as:

         - The error has no effect on earnings, total assets, or shareholders' equity for any period.

         - The error arises from an area of accounting that involves a great deal of judgment;

         -        The error does not mask a change in earnings or other trends;

         - The error does not hide a failure to meet analysts' consensus expectations for the enterprise;



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         -        The error does not change a loss into income or vice versa;

         - The error does not concern the results of a segment or a portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;

         - The error does not affect the registrant's compliance with regulatory requirements;

         - The error does not affect the registrant's compliance with loan covenants or other contractual requirements;

         - The error does not have the effect of increasing management's compensation; and

         -        The error does not conceal an unlawful transaction.

In addition, the error does not have the effect of changing working capital or other financial ratios of the Company.

The Company believes that the foregoing is responsive to the Comment Letter. Please direct any questions or comment relative to this letter to the undersigned.

Sincerely,

/s/ Douglas J. Bates
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Douglas J. Bates, Esq.
General Counsel
Source Interlink Companies, Inc.